AIf 3/6/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


02003137

SEC FILE NUMBER
8- 29533


RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2000 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
H.D. Vest Investment Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6333 NORTH STATE HIGHWAY 161, FOURTH FLOOR
(No. and Street)

IRVING TX 75038
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOEL BENNETT 972 870 6041
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLC
(Name — *if individual, state last, first, middle name*)

200 CRESCENT COURT, SUITE 300 DALLAS TX 75201
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, JOEL BENNETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.D. VEST INVESTMENT SECURITIES, INC, as of FEBRUARY 27, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Joel Bennett
Signature

CFO
Title

Barbara K. Payne
Notary Public


BARBARA K. PAYNE
MY COMMISSION EXPIRES
May 25, 2002

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.D. VEST INVESTMENT SECURITIES, INC.

Table of Contents



200 Crescent Court
Suite 300
Dallas, TX 75201-1885

Independent Auditors' Report

The Shareholder and Director
H.D. Vest Investment Securities, Inc.:

We have audited the accompanying statement of financial condition of H.D. Vest Investment Securities, Inc. (a Texas corporation and wholly owned subsidiary of H.D. Vest, Inc.) as of December 31, 2001, and the related statements of operations, shareholder's investment, and cash flows for the 15 months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H.D. Vest Investment Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the 15 months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas
February 15, 2002

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

Assets

Assets:		
Current:		
Cash and cash equivalents	$	12,972,058
Commissions and accounts receivable		8,863,737
Other assets		73,300
Total current assets		21,909,095
Goodwill (notes 5 and 6)		104,300,551
Total assets	$	126,209,646

Liabilities and Shareholder's Investment

Liabilities:		
Commissions payable	$	6,712,602
Amounts due on clearing transactions		4,681,486
Payable to Parent		1,311,000
Accrued liabilities (note 4)		3,589,637
Total liabilities		16,294,725
Shareholder's investment:		
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares		17,472
Additional paid-in capital		110,999,079
Accumulated deficit		(1,101,630)
Total shareholder's investment		109,914,921
Total liabilities and shareholder's investment	$	126,209,646

See accompanying notes to financial statements.

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Operations

Fifteen months ended December 31, 2001

Revenues:		
Commissions	$	147,557,971
Interest and other		564,093
Total revenues		148,122,064
Expenses:		
Commissions		105,136,122
Facilities and service fee to Parent		43,400,000
Claims and litigation costs		4,914,633
Bank charges and other		482,440
Total expenses		153,933,195
Net loss before taxes		(5,811,131)
Income tax benefit		(1,956,669)
Net loss	$	(3,854,462)

See accompanying notes to financial statements.

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Shareholder's Investment

Fifteen months ended December 31, 2001

	Shares of common stock issued and outstanding	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balance, September 30, 2000	546,000	$ 17,472	2,798,528	2,752,832	5,568,832
Other contribution (note 5)	—	—	104,300,551	—	104,300,551
Capital contribution	—	—	3,900,000	—	3,900,000
Net loss	—	—	—	(3,854,462)	(3,854,462)
Balance, December 31, 2001	546,000	$ 17,472	110,999,079	(1,101,630)	109,914,921

See accompanying notes to financial statements.

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Cash Flows

Fifteen months ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(3,854,462)
Reconciliation of net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Commissions and accounts receivable		357,083
Commissions payable		(1,630,076)
Amounts due on clearing transactions		(1,293,574)
Payable to Parent		(298,184)
Accrued liabilities		2,896,627
Net cash used in operating activities		(3,822,586)
Cash provided by financing activities:		
Capital contribution by Parent		3,900,000
Net cash provided by financing activities		3,900,000
Net increase in cash and cash equivalents		77,414
Cash and cash equivalents, beginning of period		12,894,644
Cash and cash equivalents, end of period	$	12,972,058

See accompanying notes to financial statements.

H.D. VEST INVESTMENT SECURITIES, INC.

Notes to Financial Statements

December 31, 2001

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

H.D. Vest Investment Securities, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. The Parent in turn is an indirect, wholly owned subsidiary of Wells Fargo & Company. The Company is a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all fifty states, the District of Columbia, and the Commonwealth of Puerto Rico. The Company is a member of the National Association of Securities Dealers, the Securities Industry Association, and the Securities Investor Protection Corporation. The Company clears all security transactions through National Financial Service Corporation on a fully disclosed basis.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Revenue Recognition

Commission revenue and related commission expense are recognized on a trade date basis. Trailers (12b-1 funds) are earned on investments held, on a continuous basis, with product sponsors. Each quarter, trailers are accrued on investments held within the quarter.

(c) Cash and Cash Equivalents

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less.

(d) Income Taxes

The Company joins with its Parent and certain other affiliates in filing a consolidated federal income tax return. By agreement, no participant records a tax liability unless the Parent records a consolidated tax liability, at which time each participant will be allocated a tax liability in accordance with each participant's share of the consolidated taxable income. The 2001 effective tax rate of the Company is based on the graduated tax rate applicable to corporations. The Company records its share of the Parent's consolidated tax liability in accrued liabilities. Income taxes are composed primarily of current tax benefit and there is no significant difference between the book basis and the tax basis of the Company's assets and liabilities.

(e) Amounts Due on Clearing Transactions

The Company remits customer funds on certain clearing transactions on a settlement date basis rather than on a trade date basis. Under the settlement date basis of the remittance, the Company holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed three business days).

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of the minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital can never be lower than $250,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At December 31, 2001, the Company had net capital, required net capital, excess net capital, and a ratio of AI/NC as follows:

Net capital	$	3,548,245
Required net capital		1,086,315
Excess net capital	$	2,461,930
Ratio of AI/NC		4.59 to 1

(3) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays substantially all costs of the Company other than commissions and, in turn, charges the Company a facilities and service fee based upon the reasonable value of such facilities and services. The facilities and service fee charged to the Company is limited to the extent that its payment would not reduce the Company's net capital (as described in note 2) below 120% of the current month's net capital requirement.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

(4) Litigation and Contingencies

On April 2000, the Company was notified of a claim brought by clients of a former registered representative of the Company alleging actual damages of approximately $450,000 arising from alleged conduct of the representative. The Company is defending the claim in state court and is unable to determine what, if any, potential liability the Company may have in regard to this matter.

In April 2001, the Company was notified of a claim brought by clients of a former representative in regard to conduct of the representative. The client alleges out of pocket losses of approximately $880,000. The claim has proceeded to arbitration before the National Association of Securities Dealers. The Company has denied liability and intends to defend the claim.

(Continued)

In April 2001, the Company was notified of claims brought on behalf of clients of two former North Dakota registered representatives. The claims proceeded to litigation. In October 2001, the Company entered into a settlement agreement resolving the claims pursuant to which the Company agreed to reimburse customers approximately $3,500,000 as well as pay the North Dakota Securities Commission and attorneys for the customers a total of $1,400,000. The Company anticipates that the sums referenced above will be paid in full. At December 31, 2001, the Company had accrued $3,500,000 for the remaining amounts to be paid pursuant to the settlement agreement which is included in accrued liabilities in the accompanying financial statements.

In July 2001, the Company was notified of a claim brought by a client with regard to investments purchased through a representative of the Company. The client alleges out of pocket losses of approximately $160,000. The claim has not proceeded to litigation. The Company is reviewing the claim and is unable at this time to determine what, if any, potential liability it may have.

In July 2001, the Company was notified of claim brought by a client with regard to conduct of a former representative of the Company. The client alleges out of pocket losses of approximately $400,000. The claim has not proceeded to litigation and the Company is unable at this time to determine what, if any, potential liability it may have.

In October 2001, the Company was notified of claim brought by a client of a representative in regard to conduct of the representative. The client alleges out of pocket losses of approximately $650,000. The claim has proceeded to arbitration before the National Association of Securities Dealers. The company has denied liability and intends to defend the claim.

In December 2001, the Company was notified of a claim brought by a client with regard to investments purchased through a representative of the Company. The client alleges out of pocket losses of approximately $150,000. The claim has not proceeded to litigation. The Company is reviewing the claim and is unable at this time to determine what, if any, potential liability it may have.

In December 2001, the Company was notified of a claim brought by a client of a former representative in regard to the representative's conduct. The client alleges out of pocket losses of approximately $1,000,000,000. The claim has not proceeded to litigation. The Company is reviewing the claim and is unable at this time to determine what, if any, potential liability it may have.

(5) Acquisition by Wells Fargo & Company

On July 2, 2001, the stock of the Parent was acquired by Wells Fargo & Company for $127.5 million. The transaction was treated as a purchase, which generated goodwill that was allocated to the Company. The total amount of goodwill allocated to the Company as a result of this transaction was $104,300,551. The Company evaluated this goodwill for impairment as of December 31, 2001, and noted no impairment. In addition, as a result of the acquisition the Company changed its year end from September 30 to December 31, which resulted in a 15-month period for these financial statements. It is not anticipated that any such adjustment will have a material impact on these financial statements.

(Continued)

H.D. VEST INVESTMENT SECURITIES, INC.

Notes to Financial Statements

December 31, 2001

(6) Goodwill

Financial Accounting Standard 141, effective June 30, 2001, requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting; the use of the pooling-of-interests method of accounting is eliminated. FAS 141 also establishes how the purchase method is to be applied for business combinations completed after June 30, 2001. Based on the nature of the Company's assets and liabilities, there was no material change in carrying values as a result of the acquisition. Goodwill related to the acquisition has been "pushed-down" and recorded in the accompanying financial statements.

FAS 142 eliminates amortization of goodwill associated with business combinations completed after June 30, 2001. Effective January 1, 2002, goodwill will be assessed (at least annually) for impairment at the reporting unit level by applying a fair-value-based test. The Company will complete an initial goodwill impairment assessment to determine if a transition impairment charge will be recognized under FAS 142. The Company expects to complete that assessment and record any transition adjustment in first quarter 2002. It is not anticipated that any such adjustment will have a material impact on these financial statements.

ADDITIONAL INFORMATION

H.D. VEST INVESTMENT SECURITIES, INC.

Computation of Net Capital

December 31, 2001

Total shareholders' investment	$	109,914,921
Add:		
Allowable subordinated liabilities		—
Other deductions or credits		—
Total capital and allowable subordinated liabilities		109,914,921
Deductions and/or charges (1):		
Total nonallowable assets		(106,366,676)
Secured demand note deficiency		—
Capital charges for spot and commodity futures		—
Other deductions and/charges		—
Other additions and/or allowable credits		—
Net capital before haircuts		3,548,245
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Trading and investment securities:		
Exempt securities		—
Debt securities		—
Options		—
Other securities		—
Undue concentration		—
Other		—
Net capital	$	3,548,245

(1) Represents commission and other receivables and goodwill deducted for computation of net capital.

See accompanying independent auditors' report.

H.D. VEST INVESTMENT SECURITIES, INC.

Computation of Basic Net Capital Requirement

December 31, 2001

Minimum net capital required, based on 6 2/3% of aggregate indebtedness	$	1,086,315
Minimum dollar requirement		250,000
Net capital requirement		1,086,315
Excess net capital		2,461,930
Excess net capital @ 1000% (net capital – 10% of AI)		1,918,772

Computation of Aggregate Indebtedness

December 31, 2001

Total aggregate indebtedness liability from statement of financial condition	$	16,294,725
Add:		
Drafts for immediate credit		—
Market value of securities borrowed where no equivalent value is paid or credited		—
Other unrecorded amounts		—
Total aggregate indebtedness	$	16,294,725
Ratio of AI/NC		4.59 to 1

There are no significant differences between the above computations in the Company's FOCUS part IIA report filed on January 25, 2002.

See accompanying independent auditors' report.

Schedule II

H.D. VEST INVESTMENT SECURITIES, INC.

Exemptive Provisions Under Rule 15c3-3

December 31, 2001

If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an "X":

(k) (1)	$2,500 capital category as per Rule 15c3-1	
(k) (2) (i)	Special account for exclusive benefit of customers maintained	X
(k) (2) (ii)	All transactions cleared through another broker-dealer on a fully disclosed basis	X

Clearing Firms	Sec #s	Product Code
National Financial Service Corporation	8-26740	All

(k) (3)	Exempted by order of the Commission

See accompanying independent auditors' report.

Independent Auditors' Report
on Internal Accounting Control

The Shareholder and Director
H.D. Vest Investment Securities, Inc.

In planning and performing our audit of the financial statements of H.D. Vest Investment Securities, Inc. (the Company) for the 15 months ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, including tests of compliance with such practices and procedures followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Dallas, Texas
February 15, 2002